                            October 28, 2010

VIA EDGAR David R. Humphrey Branch Chief, Division of Corporate Finance United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Torm A/S Form 20-F for the Fiscal Year Ended December 31, 2009 File Number: 000-49650

Dear Mr. Humphrey:

On behalf of Torm A/S (the "Company"), we submit this response to your letter dated October 6, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") requested supplemental information relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009 (the "Annual Report"). The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F for the fiscal year ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects
Assessment of Impairment of Assets, p47

1.
You indicate that you observed indications of potential impairment of your assets in the form of negative development in freight rates and vessel prices. In particular, you state that if an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. In previous years, you disclosed the amount by which market value exceeded the carrying value of such assets. However, it appears that such disclosures can only be found on page 55 and solely relate to your impairment analysis in 2008. As such, and in light of the fact that you indicate there was continued deterioration in your industry through 2009, please tell us whether the carrying value of your vessels exceed their fair value, less cost to sell, at December 31, 2009. Also, tell us whether you relied on the value in use to support the carrying amount of your vessels. As applicable, revise your filing to include similar disclosures to those made in previous years. Specifically, please disclose the amount by which the fair value of your assets exceeded the carrying value of such assets and, if you relied on value in use to substantiate the carrying amount of your assets, a discussion of the amount by which the value in use of such assets exceeded the carrying amount.

As described in the Company's Annual Report, the Company performs impairment tests of its tangible and intangible assets in accordance with IAS 36 Impairment of Assets ("IAS 36"). In accordance with this standard, the Company estimates the recoverable amount as the higher of the assets' fair value less cost to sell and their value in use. In accordance with IAS 36, the Company's vessels are tested for impairment as part of the Tanker and Bulk cash-generating units.

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
October 28, 2010

In its ordinary course of business, the Company obtains third party valuations of its vessels on a regular basis. In 2008 and the previous years, although the valuations obtained supported the Company's position that there was no indication of impairment, the Company elected to provide the disclosures of the amount by which market value exceeded the carrying value of its vessels as a voluntary informational disclosure and not to specifically address its impairment analysis.

In 2009, in line with its business practice, the Company continued to obtain third party valuations for its vessels. The Company notes that the values provided within the valuation reports were lower than the vessel's carrying amounts.

As the financial crisis was continuing to develop, the Company reassessed its overall disclosures on impairment to ensure that relevant and reliable information was being disclosed with regards to the fair value of its assets.  The Company determined that disclosing the market values of the vessels by themselves did not give a complete picture of the value of the Company and its respective cash-generating units as these valuations did not reflect the value of a number of other assets not recognized on the balance sheet such as time charter contracts and purchase options that would impact the overall fair value of the Company and the respective cash-generating units. Therefore, the Company decided to discontinue the separate disclosure of vessel only valuation information.

At the same time, the Company noted that two of the three third party valuations obtained explicitly noted limitations in their valuations, stating that due to the present market circumstances the assessment of values is uncertain as information on comparable transactions has been, when available, very limited. This was also consistent with the Company's observations of the market for buying and selling vessels where the gap between the prices expected by sellers and buyers increased and the volume of transactions declined dramatically. Most observed transactions were distressed sales where buyers were forced to sell and the Company did not see the average of three brokers' market valuations as representing the market price in a free market with willing buyers and sellers under these market conditions.  The Company considered the impact of these limitations on its determination of fair value, and particularly considered the following guidance:

•
SEC release 2008-234 - "The results of disorderly transactions are not determinative when measuring fair value. The concept of fair value measurement assumes an orderly transaction between market participants. An orderly transaction is one that involves market participants that are willing to transact and allows for adequate exposure to the market. Distressed or forced liquidation sales are not orderly transactions, and thus the fact that a transaction is distressed or forced should be considered when weighing the available evidence. Determining whether a particular transaction is forced or disorderly requires judgment."

•
IAS 36 paragraph 20 – "Sometimes it will not be possible to determine fair value less costs to sell because there is no basis for making a reliable estimate of the amount obtainable from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In this case, the entity may use the asset's value in use as its recoverable amount."

In light of the aforementioned factors, the Company concluded that at the end of 2009 it had no basis for making a reliable estimate of the amount obtainable from the sale of the assets in an arm's length transaction between knowledgeable and willing parties. This further supported the Company's position to discontinue the disclosure of the valuation information relating to its vessels.

With respect to disclosing the amount by which the value in use exceeds the carrying amount, the Company will revise future filings to provide this information in the Management and Discussion Analysis of its annual reports on Form 20-F when it determines that there is significant uncertainty in its estimates and that a reasonably possible change in a

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
October 28, 2010

key assumption would result in an impairment. We respectfully advise the Staff that for 2009, the Company did not determine that the conditions for disclosure specified in paragraph 134(j) of IAS 36 existed and therefore, the Company does not propose to amend its Annual Report for this. The Company will also revise its future filings to clarify whether its assessments are based on the fair value less cost to sell or the value in use.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 9 – Impairment Testing, page F-36

2.	Please tell us whether you continue to use a 5-year cash flow projection for your goodwill impairment analysis.

Consistent with the Company's practice in the prior year for determining value in use, the Company's cash flow projections were calculated to the end of life of the known tonnage as of each balance sheet date. The Company believes that using cash flow projections to the end of life of the known tonnage (which is greater than five years) properly reflects the period over which cash flows are expected from the cash generating units.

In 2009, these end of life cash flow projections were based on management's three-year approved business plans and freight rates after the initial three years reflecting the ten year historic freight rates adjusted for the rate of inflation (refer discussion on freight rate assumptions in Note 9 of the Company's financial statements).  This is similar to the Company's approach in 2008 except that freight rates were estimated by management for an additional two years after the initial three years and the remaining years reflected these estimated freight rates adjusted for the rate of inflation.  Management decided not to continue with the additional two years' estimates after considering the volatility in market rates and the general economic downturn, thereby limiting the relevance and reliability of these estimates. The Company will continue to use the three-year approved business plans in the future.

The Company will revise its future filings to clarify this.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL, LLP

	By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq

Juan Migone Division of Corporate Finance Securities and Exchange Commission

Roland M. Anderson Chief Financial Officer Torm A/S

SK 03810 0001 1140835